UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

WARNER MUSIC GROUP CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

934550104

(CUSIP Number)

Bain Capital Integral Investors, LLC

c/o Bain Capital Investors, LLC

111 Huntington Avenue

Boston, MA 02199 617-516-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 6, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Integral Investors, LLC EIN No.: 04-3516349
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)		☒ ☐

SEC USE ONLY

SOURCE OF FUNDS OO–Other

	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 17,039,128 Shares
SHARED VOTING POWER 0
SOLE DISPOSITIVE POWER 17,039,128 Shares
SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,039,128 Shares
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.94%
TYPE OF REPORTING PERSON OO–Other

NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital VII Coinvestment Fund, LLC EIN No.: 22-3850358
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)		☒ ☐

SEC USE ONLY

SOURCE OF FUNDS OO–Other

	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 6,949,553 Shares
SHARED VOTING POWER 0
SOLE DISPOSITIVE POWER 6,949,553 Shares
SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,949,553 Shares
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.46%
TYPE OF REPORTING PERSON OO–Other

NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP TCV, LLC EIN No.: 06-1665510
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)		☒ ☐

SEC USE ONLY

SOURCE OF FUNDS OO–Other

	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 101,383 Shares
SHARED VOTING POWER 0
SOLE DISPOSITIVE POWER 101,383 Shares
SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,383 Shares
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.07%
TYPE OF REPORTING PERSON OO–Other

STATEMENT MADE PURSUANT TO RULE 13d-1(a) OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

This Amendment No. 1 to Schedule 13D relates to Common Stock, par value $0.001 per share (“Common Stock” or “Shares”) of Warner Music Group Corp. (the “Company”) and amends the initial statement on Schedule 13D filed by Bain Capital Integral Investors, LLC, Bain Capital VII Coinvestment Fund, LLC and BCIP TCV, LLC relating to the Shares (the “Initial Statement” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented by incorporating Item 6 of the Schedule 13D by reference.

Item 5.	Interest in Securities of the Company

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) As of the date hereof, Integral Investors owned 17,039,128 shares of the Common Stock of the Company. BCI is the administrative member of Integral Investors.

As of the date hereof, Coinvestment Fund VII, LLC owned 6,949,553 shares of the Common Stock of the Company. BCI is the sole general partner of Bain Capital Partners VII, L.P., which is the sole general partner of Bain Capital VII Coinvestment Fund, L.P, which is the managing and sole member of Coinvestment Fund VII, LLC.

As of the date hereof, BCIP TCV owned 101,383 shares of the Common Stock of the Company. BCI is the administrative member of BCIP TCV.

Integral Investors owns 10.94% of the Common Stock outstanding of the Company,

Coinvestment Fund VII, LLC owns 4.46% of the Common Stock outstanding of the Company, and BCIP TCV owns 0.07% of the Common Stock outstanding of the Company. The percentage of Common Stock reportedly owned for each of the entities above is based on 155,754,133 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 4, 2011 based on the Company Form 10-Q for the quarter ended March 31, 2011.

Because of the Stockholders Agreement among the Investor Group and certain other parties, the Investor Group is deemed to be a group pursuant to Rule 13d-5(b)(i) of the Act with respect to the Shares. The aggregate number of Shares beneficially owned by the Investor Group as of the date hereof represents a majority of the outstanding Shares. The Stockholders Agreement is described in Item 6 below.

Each of the Bain Capital Entities has been advised that, as of the date hereof, THL may be deemed to beneficially own an aggregate of 56,353,539 Shares, representing approximately 36% of the outstanding Shares, Providence may be deemed to beneficially own an aggregate of 12,905,391 Shares, representing approximately 8.3% of the outstanding Shares, and Mr. Bronfman may be deemed to beneficially own an aggregate of 12,419,989 Shares, representing approximately 7.9% of the outstanding Shares. As described in the Schedule 13D, as amended, filed by Mr. Bronfman relating to the Shares, of such 12,419,989 Shares that may be deemed to be beneficially owned by Mr. Bronfman, (1) Mr. Bronfman has the sole power to vote 2,750,000 restricted Shares, but does not have dispositive power over such Shares and (2) Mr. Bronfman may be deemed to have sole voting and sole dispositive power over 1,650,000 Shares issuable upon the exercise of stock options that are currently exercisable. The terms of such restricted Shares and stock options are described in Mr. Bronfman’s Schedule 13D, as amended.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Company announced on May 6, 2011 that the Company had entered into an Agreement and Plan of Merger, dated as of May 6, 2011 (the “Merger Agreement”), with Airplanes Music LLC, a Delaware limited liability company (“Parent”), and Airplanes Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Acquiring Parties”). The Acquiring Parties are affiliated with Access Industries, Inc.

The Merger Agreement provides for, upon the terms and subject to the conditions in the Merger Agreement, the merger of Merger Sub with and into the Company with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Share (other than any shares owned by the Company or its wholly-owned subsidiaries or the Acquiring Parties or their respective affiliates or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), will be cancelled and will be converted automatically into the right to receive $8.25 in cash (the “Merger Consideration”), without interest. The closing of the Merger is subject to various conditions, including the approval by the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote on the Merger, certain regulatory approvals and the absence of any Company Material Adverse Effect (as defined in the Merger Agreement).

In connection with the execution of the Merger Agreement, Parent and certain stockholders of the Company have entered into a voting agreement, dated as of May 6, 2011 (the “Voting Agreement”), pursuant to which such stockholders, consisting of the Bain Capital Entities, affiliates of Thomas H. Lee Partners, L.P. and Edgar Bronfman, Jr. (collectively, the “Stockholders”) have agreed with Parent, among other things, to vote approximately 56% of the Shares in favor of the Merger and the adoption of the Merger Agreement and against any competing takeover proposals, subject to the limitations set forth in the Voting Agreement. During the term of the Voting Agreement, each of the Stockholders has agreed not to transfer any of such Shares, except as permitted by the Voting Agreement.

The Stockholders’ obligations under the Voting Agreement will terminate upon the earlier of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms, including in connection with a Superior Proposal (as defined in the Merger Agreement). In addition, in the event the Company terminates the Merger Agreement to enter into a Superior Proposal in circumstances in which a Company Termination Fee (as defined in the Merger Agreement) has been paid, and such Superior Proposal is consummated, such Stockholders have agreed to pay Parent 50% of any consideration received by them in excess of the Merger Consideration upon consummation of such transaction.

The foregoing summaries are qualified by reference to the Merger Agreement and Voting Agreement, each of which is incorporated herein by reference. A copy of the Voting Agreement is filed as Exhibit 4 hereto and a copy of the Merger Agreement was filed as Exhibit 2.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on May 9, 2011.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4	Voting Agreement, dated as of May 6, 2011, by and among Airplanes Music LLC and the stockholders party thereto.

Exhibit 5	Merger Agreement, dated as of May 6, 2011, by and among the Company, Parent and Merger Sub (incorporated by reference to the Company’s Current Report on Form 8--K filed May 9, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2011

BAIN CAPITAL INTEGRAL INVESTORS, LLC

By: Bain Capital Investors, LLC, its administrative member

BAIN CAPITAL VII COINVESTMENT FUND, LLC

By: Bain Capital VII Coinvestment Fund, L.P., its sole member

By: Bain Capital Partners VII, L.P., its general partner

By: Bain Capital Investors, LLC, its general partner

BCIP TCV

By: Bain Capital Investors, LLC, its administrative member

By:         /s/ Sean M. Doherty

Name: Sean M. Doherty

Title: Managing Director